[TRANSMERIDIAN EXPLORATION INCORPORATED LETTERHEAD]

June 12, 2006

Via EDGAR and Facsimile: (202) 772-9369

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall

  Ms. Tangela Richter

  Mr. Jason Wynn

Re:	Transmeridian Exploration Incorporated

Registration Statement on Form S-3, File No. 333-132389

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, Transmeridian Exploration Incorporated hereby requests acceleration of the effective time of its Registration Statement on Form S-3 (File No. 333-132389) to June 12, 2006 at 4:00 p.m. (EST) or as soon thereafter as practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	we may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Mr. H. Roger Schwall, Ms. Tangela Richter and Mr. Jason Wynn

June 12, 2006

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If you have any questions, please call the undersigned at (281) 999-9091 or Amos J. Oelking III of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8137.

Very truly yours, TRANSMERIDIAN EXPLORATION INCORPORATED

By:	/s/ Nicolas J. Evanoff
Nicolas J. Evanoff Vice President, General Counsel and Secretary